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June 24, 2003

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


RECD S.E.C.
JUN 2 4 2003
1086

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a press release "Gamesa Initiates the Construction of its First Windfarm in Italy" dated June 24, 2003.

If you have any questions or need any further information please call the undersigned at the number noted above.

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

6/30


Gamesa

PRESS RELEASE

GAMESA INITIATES THE CONSTRUCTION OF ITS FIRST WINDFARM IN ITALY

Gamesa Energía has started the construction of its first windfarm in Italy. The windfarm will be located in the north of Sardinia.

The construction of the windfarm of Florinas, with an installed power of 20 MW, represents a significant step in Gamesa's internationalisation strategy as it is the first windfarm constructed outside Spain.

The Wind Turbine Generator chosen has been the G80 2 MW. This represents a technological milestone for Gamesa, since this is the first windfarm installed purely with this type of machines. The windfarm should be finished by the end of this year.

Gamesa's activity in Italy was started 4 years ago. The evolution of the company has been very successful and Gamesa is now present in the main wind regions of the country with more than 2,000 MW under development with grid connection rights.

During 2003 Gamesa expects to start up the construction of further windfarms in Sardinia and other Italian regions.